CountSharp, LLC
Statement of Changes in Members' Equity
Unaduited
For the Period February 22, 2023 (Inception) to December 31, 2023

	Member contributions	Acumulated Deficit	Total Members' Equity
Balance, February 22, 2023	$ -	$ -	$ -
Issuance of common units	1,171,100	-	1,171,100
Net loss	-	(1,109,777)	(1,109,777)
Balance, December 31, 2023	**$ 1,171,100**	**$ (1,109,777)**	**$ 61,323**